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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                               AMENDMENT NO. 3 TO

                                  SCHEDULE TO
                                 (RULE 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CLASSIC VACATION GROUP, INC.
                       (Name of Subject Company (Issuer))

                          CVG ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                               CVG INVESTMENT LLC
                               which is owned by

                          THREE CITIES FUND III, L.P.
                                     and by

                       THAYER EQUITY INVESTORS III, L.P.
                                      and

                               GV INVESTMENT LLC
                                   (Offerors)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   18273V103
                     (CUSIP Number of class of securities)

                   J. WILLIAM UHRIG                                       WITH COPIES TO:
             CVG ACQUISITION CORPORATION                              DAVID W. BERNSTEIN, ESQ.
           C/O THREE CITIES RESEARCH, INC.                       CLIFFORD CHANCE ROGERS & WELLS LLP
                  650 MADISON AVENUE                                      200 PARK AVENUE
               NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10166-0153
                    (212) 838-9660                                         (212) 878-8000

  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)    AMOUNT OF FILING FEE(2)
------------------------    -----------------------
      $660,996.90                    $132

---------------

(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, solely for purposes of computing the filing fee; based upon the tender offer price of $0.15 cash per share and 4,406,646 shares of common stock outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.

(2) Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:
  ----------------------------------               Filing Parties:
                                                   ---------------------------------------------
Form or Registration No.:
  --------------------------------                 Date Filed:
                                                   ------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                         AMENDMENT NO. 3 TO SCHEDULE TO

     CVG Acquisition Corporation, a Delaware corporation (the "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on November 13, 2001 (the "Schedule TO"), as previously amended. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of Classic Vacation Group, Inc., a New York corporation (the "Company"), that are not already owned by the Purchaser, CVG Investment LLC ("CVGI"), Three Cities Fund III, L.P. ("Three Cities"), GV Investment LLC ("GVI"), which is wholly-owned by Three Cities and two related funds, or Thayer Equity Investors III, L.P. ("Thayer") for $0.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO, as supplemented and amended, and in the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO.

     The Schedule TO is supplemented and amended to incorporate the information in the Supplement, the Second Supplement and the Third Supplement to the Offer to Purchase (including supplementing the answer to Item 3 with information contained in the Third Supplement to Offer to Purchase), and as provided below.

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is amended to file a Third Supplement to Offer to Purchase as Exhibit (a)(8):

          (a)(8)  Third Supplement to Offer to Purchase

          (a)(9)  Press Release issued by Purchaser on December 26, 2001

          (a)(10) Press Release issued by Purchaser on December 26, 2001

          (d)(4)  Amendment to Capital Contribution Agreement

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CVG ACQUISITION CORPORATION

                                          By:      /s/ JEANETTE WELSH
                                            ------------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary, Treasurer

                                          CVG INVESTMENT LLC

                                          By:      /s/ JEANETTE WELSH
                                            ------------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary, Treasurer

                                          THREE CITIES FUND III, L.P.
                                          By: TCR Associates III, L.L.C.
                                          its general partner

                                          By:      /s/ WILLEM DE VOGEL
                                            ------------------------------------
                                            Name: Willem de Vogel
                                            Title: President

                                          THAYER EQUITY INVESTORS III, L.P.
                                          By: TC Equity Partners, L.L.C.
                                          its general partner

                                          By:     /s/ FREDERIC V. MALEK
                                            ------------------------------------
                                            Name: Frederic V. Malek
                                            Title: Member

                                          GV INVESTMENT LLC

                                          By:      /s/ JEANETTE WELSH
                                            ------------------------------------
                                            Name: Jeanette Welsh
                                            Title: Secretary

Date: December 27, 2001

                                 EXHIBIT INDEX

(a)(8)  Third Supplement to Offer to Purchase
(a)(9)  Press Release issued by Purchaser on December 26, 2001
(a)(10) Press Release issued by Purchaser on December 26, 2001
(d)(4)  Amendment to Capital Contribution Agreement